State of New Jersey
Department of State
Filing Certification (Certified Copy)

Creative Beauty Supply, Inc.

I, the Secretary of State of the State of New Jersey, do hereby certify, that the above named business did file and record in this department the below listed documents and that the foregoing is a true copy of the Certificate of Incorporation as the same is take from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.

In testimony whereof, I have hereunto set my hand and affixed my
Official Seal at Trenton, this 3rd day of October, 1997

Lonna R. Hooks
Secretary of State

Filed
August 28, 1995
1038277
Lonna R. Hooks
Secretary of State


Certificate of Incorporation of Creative Beauty Supply, Inc.

The undersigned natural person of the age of eighteen years or more, acting as incorporator of a corporation under the provisions of Title 14a of the New Jersey Statutes, Annotated, as amended, adopts the following Certificate of Incorporation for such corporation.

ARTICLE I
NAME
The name of the corporation is Creative Beauty Supply, Inc.

ARTICLE II
EXISTENCE AND DURATION

The period of duration of this corporation is perpetual.

ARTICLE III
PURPOSES AND POWERS

The purpose for which this corporation is organized is to engage in all lawful business for which corporations may be incorporated pursuant to the New Jersey Business Corporation Act. In furtherance of its lawful purposes, the corporation shall have and may exercise all rights, powers and privileges now or hereafter exercisable by corporations organized under the laws of New Jersey. In addition, it may do everything necessary, suitable, convenient or proper for the accomplishment of any of its corporate purposes.

ARTICLE IV
CAPITALIZATION

Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is 110,000,000 shares. One Hundred Million (100,000,000) shares shall be designated "Common Stock", and shall have a par value of $.001. Ten Million (10,000,000) shares shall be designated "Preferred Stock", and shall have a par value of $.001 per share, and shall be issued for such consideration, expressed in dollars, as the Board of Directors may, from time to time, determine.

Preferred Stock shall be issued by the corporation for cash, property or services actually performed, for no less than the par value of $.001 for Common Stock and $.001 for Preferred stock. All shares shall be fully paid and non-assessable.

Issuance of Preferred Stock. The Preferred Stock authorized by these Certificate of Incorporation may be issued from time to time in series. The Board of Directors of the corporation is authorized to establish such series, to fix and determine the variations and the relative rights and preferences as between series, and to thereafter issue such stock from time to time. The Board of Directors is also authorized to allow for conversion of the Preferred Stock to Common Stock under terms and conditions as determined by the Board of Directors.

Dividends. Dividends in cash, property or share of the corporation may be paid upon the Common and Preferred Stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent, and in the manner permitted by law.

Voting Rights and Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote, and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. The voting rights of Preferred Stock, if any, shall be established by the Board of Directors at the time such stock is issued in series. Cumulative voting shall be allowed in the election of directors of the corporation.

Denial of Preemptive Rights. No holder of any shares of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation.

 Dissolution or Liquidation. Upon any dissolution or liquidation, whether voluntary or involuntary, the holders of preferred shares shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, the sum initially paid per share and a further amount equal to any dividend thereon declared and paid to the date of such distribution, before any payment shall be made or any assets distributed to the common stock shareholders. Upon any dissolution or liquidation, whether voluntary or involuntary, if the assets thus distributed among the holders of preferred shares are insufficient to permit the payment to such shareholder of the full preferential amounts, then the entire assets of the Corporation to be distributed shall be distributed ratably among the holders of preferred shares and after payment to the preferred shareholders of such preferential amounts, the holders of common shares shall be entitled to receive ratably all the remaining assets. A merger or consolidation of this corporation with or into any other corporation or corporations shall not be deemed to be a dissolution or liquidation within the meaning of this provision.


ARTICLE V
INITIAL OFFICE AND AGENT

The address of this corporation's initial registered office at 10 1/2 Walker Avenue, Morristown, New Jersey 07960, and the name of its initial registered agent is Carmine Catizone.

ARTICLE VI
PRINCIPAL OFFICE

The address of the principal office of the corporation is 380 Totowa Road, Totowa, New Jersey 07512. The corporation may maintain such other offices, either within or out of the State of New Jersey, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE VII
INITIAL BOARD OF DIRECTORS

The number of directors constituting the initial board of directors of this corporation is four. The number of directors of this corporation shall be not less than three; except there need be only as many directors as there are shareholders in the event that the outstanding shares are, or initially will be, held of record by fewer than three shareholders. The names and addresses of the person who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are:

Carmine Catizone
10 1/2 Walker Avenue
Morristown, NJ  07960

Daniel T. Generelli
24 Kansas Street
Hackinsack, NJ  07601

ARTICLE VIII
IINDEMNIFICATION

As the Board of Directors may from time to time provide in the By-Laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of New Jersey.

ARTICLE IX
INCORPORATOR

The name and address of the incorporator is:

Carmine Catizone
10 1/2 Walker Avenue
Morristown, NJ  07960

Dated this 23 day of August, 1995

Carmine Catizone, Incorporator.



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STATE OF NEW JERSEY)
COUNTY OF PASSAIC

I, Louis Batelli, a Notary Public, hereby certify that Carmine Catizone, know to me to be the person whose name is subscribed to the annexed and foregoing Certificate of Incorporation, appeared before me this 23rd day of August, 1995, in person and being by me first duly sworn, acknowledged that he signed said Certificate of Incorporation as his free and voluntary act and deed for the uses and purposes therein set forth and that statements therein contained are true.

My Commission Expires:  March 28, 1998

Louis Batelli
Notary Public
111 Bobolink Ct.
Address
Wayne NJ  07470

SEAL